EXHIBIT 99.2

Shell announces commencement of a share buyback programme

Shell plc

Shell announces commencement of a share buyback programme

October 29, 2026

Shell plc (the ‘Company’) today announces the commencement of a $ 5 billion share buyback programme covering an aggregate contract term of approximately three months (the ‘programme’). The purpose of the programme is to reduce the issued share capital of the Company. All shares repurchased as part of the programme will be cancelled. It is intended that, subject to market conditions, the programme will be completed prior to the Company’s Q4 2026 results announcement.

The Company has entered into arrangements with two brokers consisting of two non-discretionary contracts: (i) one with a single broker to enable the purchase of ordinary shares on London market exchanges (the London Stock Exchange and/or on BATS and/or on Chi-X) (the ‘London contract’); and (ii) one with a single broker to enable the purchase of ordinary shares on Netherlands exchanges (Euronext Amsterdam and/or on CBOE Europe DXE and/or on Turquoise Europe) (the ‘Netherlands contract’), both arrangements for a period up to and including January 29, 2027. The aggregate maximum consideration for the purchase of ordinary shares under the London contract is $ 3 billion and the maximum consideration for the purchase of ordinary shares under the Netherlands contract is $ 2 billion. Purchases under the London contract will be carried out in accordance with the Company’s authority to repurchase shares on-market and will be effected within certain contractually agreed parameters. Purchases under the Netherlands contract will be carried out in accordance with the Company’s authority to repurchase shares off-market pursuant to the off-market share buyback contract approved by its shareholders and the parameters set out therein.

The maximum number of ordinary shares which may be purchased or committed to be purchased by the Company under the programme (across both contracts) is 470,000,000, which is the maximum number remaining as of the date of this announcement pursuant to the relevant authorities granted by shareholders at the Company's 2026 Annual General Meeting.

The broker will make its trading decisions in relation to the Company's securities independently of the Company.

The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules, Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (‘EU MAR’) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced including by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time and the Commission Delegated Regulation (EU) 2016/1052 (the ‘EU MAR Delegated Regulation’) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced, including by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

The Company has obtained an exemption from Canadian securities laws applicable to the programme (the ‘Canadian Exemption’), which applies so long as its ordinary shares are not listed or posted for trading on any stock exchange or marketplace in Canada, and residents of Canada do not beneficially own more than 10% of the total number of issued and outstanding ordinary shares. The Canadian Exemption is also subject to the following conditions: the share buybacks under the programme are carried out under applicable securities laws in the United Kingdom, the Netherlands and the European Union, as well as the trading rules of the applicable exchanges and markets; and the aggregate number of ordinary shares acquired by the Company within any period of 12 months does not exceed 10% of the outstanding ordinary shares, excluding treasury shares.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Cautionary Note

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience to reference Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Shell plc either directly or indirectly has control. The terms “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

Forward-Looking statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions, including (without limitation) those concerning Shell’s strategy and operating plans, macroeconomic conditions, future energy demand, supply and product mix, commodity prices, demand for Shell’s products, production results and reserve estimates, development, execution and management of projects, energy transition and climate change, management of safety and environmental risks, costs, cash capital expenditures, technology advancements, legislative, judicial, fiscal and regulatory developments, regional conflicts and trading conditions, and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; ‘‘anticipate’’; “aspire”, “aspiration”, ‘‘believe’’; “commit”; “commitment”; ‘‘could’’; “desire”; ‘‘estimate’’; ‘‘expect’’; ‘‘goals’’; ‘‘intend’’; ‘‘may’’; “milestones”; ‘‘objectives’’; ‘‘outlook’’; ‘‘plan’’; ‘‘probably’’; ‘‘project’’; ‘‘risks’’; “schedule”; ‘‘seek’’; ‘‘should’’; ‘‘target’’; “vision”; ‘‘will’’; “would” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks, including climate change; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including tariffs and regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, regional conflicts, such as the Russia-Ukraine war and the conflict in the Middle East, and a significant cyber security, data privacy or IT incident; (n) the pace of the energy transition; and (o) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2025 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, 29 October 2026. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

Shell’s net carbon intensity and net-zero emissions target

In this announcement we may refer to Shell’s “net carbon intensity” (NCI), which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell’s NCI also includes the emissions associated with the production and use of energy products produced by others which Shell purchases for resale. Shell only controls its own emissions. The use of the terms Shell’s “net carbon intensity” or NCI is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.

Shell’s operating plan and outlook are forecasted for a three-year period and ten-year period, respectively, and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next three and ten years. Accordingly, the outlook reflects our combined Scope 1 and 2 target, NCI target and our oil products ambition over the next ten years. However, Shell’s operating plan and outlook cannot reflect our 2050 net-zero emissions target, as this target is outside our planning period. Such future operating plans and outlooks could include changes to our portfolio, efficiency improvements and the use of carbon capture and storage and carbon credits. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans and outlooks to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.

The information provided above regarding Shell’s NCI and net zero emissions target are not intended, nor should they be construed as introducing, suggesting or making any claim, target or representation thereof other than what is included in the announcement.

Forward-Looking non-GAAP measures

This announcement may contain certain forward-looking non-GAAP measures such as free cash flow and underlying operating expenses. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements. These forward-looking non-GAAP measures are provided to assist readers in understanding management’s use and expectations of such measures and may not be appropriate for other purposes.

The contents of websites referred to in this announcement do not form part of this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.